SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 24 July, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




BP p.l.c.

Group Results

Second Quarter and Half Year 2007

                                                             London 24 July 2007



                             FOR IMMEDIATE RELEASE

                             ----------------------


   Second      First     Second
  Quarter    Quarter    Quarter                                                     First Half
     2006       2007       2007  $ million                                   2007       2006          %
    ============================                                            ============================
    7,266      4,664      7,376  Profit for the period*                    12,040     12,889
   (1,148)      (303)    (1,289) Inventory holding (gains) losses          (1,592)    (1,506)
    ----------------------------                                            ----------------------------

    6,118      4,361      6,087  Replacement cost profit                   10,448     11,383        (8)
    ============================                                            ============================

    16.59      11.54      15.96    -  per ordinary share (pence)            27.50      31.25
    30.28      22.50      31.67    -  per ordinary share (cents)            54.17      55.94        (3)
     1.82       1.35       1.90    -  per ADS (dollars)                      3.25       3.36
    ============================                                            ============================


- BP's second quarter replacement cost profit was $6,087 million, compared with $6,118 million a year ago, a decrease of 1%. For the half year, replacement cost profit was $10,448 million compared with $11,383 million, down 8%.

- The second quarter result included a net non-operating gain of $741 million compared with a net non-operating gain of $6 million in the second quarter of 2006. For the half year, the net non-operating gain was $1,104 million compared with a net non-operating charge of $11 million for the first half of 2006.

- Net cash provided by operating activities for the quarter and half year was $6.1 billion and $14.1 billion compared with $9.1 billion and $18.1 billion a year ago.

- The effective tax rate on replacement cost profit from continuing operations for both the second quarter and half year was 35%; the rate was 36% for the second quarter and first half of 2006.

- Net debt at the end of the quarter was $21.1 billion. The ratio of net debt to net debt plus equity was 19% compared with 15% a year ago.

- Capital expenditure, excluding acquisitions and asset exchanges, was $4.4 billion for the quarter and for the half year was $8.0 billion. Total capital expenditure and acquisitions was $4.7 billion for the quarter and $9.5 billion for the half year. The half year included $1.1 billion in respect of the acquisition of Chevron's Netherlands manufacturing company. Disposal proceeds were $2.7 billion for the quarter and were $3.7 billion for the half year.

- The quarterly dividend, to be paid in September, is 10.825 cents per share ($0.6495 per ADS) compared with 9.825 cents per share a year ago. For the half year, the dividend showed an increase of 10%. In sterling terms, the quarterly dividend is 5.278 pence per share, compared with 5.324 pence per share a year ago; for the half year, the decrease was 1%. During the quarter, the company repurchased 176 million of its own shares for cancellation at a cost of $2.0 billion. For the first half, share repurchases were 414 million at a cost of $4.5 billion.

- Information on fair value accounting effects in relation to Refining and Marketing and Gas, Power and Renewables is set out on page 10.


*  Profit attributable to BP shareholders.



The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 11.



Analysis of Replacement Cost Profit and Reconciliation to Profit for the Period

        ---------------------------------------------------------------


     Second        First       Second
    Quarter      Quarter      Quarter                                                       First Half
       2006         2007         2007  $ million                                            2007      2006
       ===============================                                                     ================
      7,826        6,043        6,893  Exploration and Production                         12,936    14,649
      1,856          838        2,740  Refining and Marketing                              3,578     3,468
        453          206          190  Gas, Power and Renewables                             396       754
       (193)        (116)        (164) Other businesses and corporate                       (280)     (410)
       (277)          83          (69) Consolidation adjustment                               14      (285)
       -------------------------------                                                     ----------------
      9,665        7,054        9,590  RC profit before interest and tax                  16,644    18,176
       -------------------------------                                                     ----------------

       (107)        (171)        (155) Finance costs and other finance income               (326)     (250)
     (3,441)      (2,440)      (3,283) Taxation                                           (5,723)   (6,370)
        (77)         (82)         (65) Minority interest                                    (147)     (148)
       -------------------------------                                                     ----------------
                                       RC profit from continuing operations
      6,040         4,361       6,087    attributable to BP shareholders(a)                10,448   11,408
       ===============================                                                     ================

                                       Inventory holding gains (losses) for continuing
      1,148          303        1,289    operations                                        1,592     1,506
       -------------------------------                                                     ----------------
                                       Profit for the period from continuing
                                         operations attributable to
      7,188        4,664        7,376    BP shareholders                                  12,040    12,914
                                       Profit (loss) for the period from Innovene
         78            -            -    operations(b)                                         -       (25)
       -------------------------------                                                     ----------------
                                       Profit for the period attributable to BP
      7,266        4,664        7,376    shareholders                                     12,040    12,889
       ===============================                                                     ================

                                       RC profit from continuing operations
                                       attributable
      6,040        4,361        6,087    to BP shareholders                               10,448    11,408
         78            -            -  RC profit (loss) from Innovene operations               -       (25)
       -------------------------------                                                     ----------------
      6,118        4,361        6,087  Replacement cost profit                            10,448    11,383
       ===============================                                                     ================


(a) Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure.

(b) See further detail in Note 3.




                      Results include Non-operating Items

                         ------------------------------


    Second       First        Second
   Quarter     Quarter       Quarter                                                       First Half
      2006        2007          2007  $ million                                            2007      2006
      ===============================                                                    =================

       479         748           399  Exploration and Production                          1,147        93
      (464)       (229)          767  Refining and Marketing                                538       100
       106           9           (36) Gas, Power and Renewables                             (27)       51
        26          34             7  Other businesses and corporate                         41        35
      -------------------------------                                                    -----------------
       147         562         1,137                                                      1,699       279
       (53)       (199)         (396) Taxation(a)                                          (595)      (99)
      -------------------------------                                                    -----------------
        94         363           741  Continuing operations                               1,104       180
      -------------------------------                                                    -----------------

       (88)          -             -  Innovene operations                                     -      (184)
         -           -             -  Taxation                                                -        (7)
      -------------------------------                                                    -----------------
         6          363          741  Total for all operations                            1,104       (11)
      ===============================                                                    =================



An analysis of non-operating items by type is provided on page 21.


(a) Tax on non-operating items is calculated using the quarter's effective tax rate on replacement cost profit from continuing operations.




                                       Per Share Amounts

                                        ----------------

     Second        First       Second
    Quarter      Quarter      Quarter                                                    First Half
       2006         2007         2007                                                   2007         2006
       ===============================                                               =====================
                                       Results for the period ($ million)
      7,266        4,664        7,376  Profit(a)                                      12,040       12,889
      6,118        4,361        6,087  Replacement cost profit                        10,448       11,383
       -------------------------------                                               ---------------------

                                       Shares in issue at period end
 19,993,613   19,290,540   19,133,973    (thousand)(b)                            19,133,973   19,993,613
  3,332,269    3,215,090    3,188,996     ADS equivalent (thousand)(b)             3,188,996    3,332,269
                                       Average number of shares outstanding
 20,171,546   19,384,508   19,186,461    (thousand)(b)                            19,284,938   20,345,750
  3,361,924    3,230,751    3,197,744     ADS equivalent (thousand)(b)             3,214,156    3,390,958
                                       Shares repurchased in the period
    375,744      237,916      175,806    (thousand)                                  413,722      724,823

                                       Per ordinary share (cents)
      35.94        24.06        38.37  Profit for the period                           62.43        63.34
      30.28        22.50        31.67  RC profit for the period                        54.17        55.94

                                       Per ADS (cents)
     215.64       144.36       230.22  Profit for the period                          374.58       380.04
     181.68       135.00       190.02  RC profit for the period                       325.02       335.64
       -------------------------------                                               ---------------------


(a) Profit attributable to BP shareholders.

(b) Excludes treasury shares.





                                    Dividends

                                   ---------


Dividends Payable

BP today announced a dividend of 10.825 cents per ordinary share to be paid in September. Holders of ordinary shares will receive 5.278 pence per share and holders of American Depository Receipts (ADRs) $0.6495 per ADS. The dividend is payable on 4 September to shareholders on the register on 10 August. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 4 September.



Dividends Paid

      Second       First        Second
     Quarter     Quarter       Quarter                                                   First Half
        2006        2007          2007                                                   2007         2006
       ================================                                              ======================
                                        Dividends paid per ordinary share
       9.375      10.325        10.325       Cents                                     20.650       18.750
       5.251       5.258         5.151       Pence                                     10.409       10.539
       56.25       61.95         61.95  Dividends paid per ADS (cents)                 123.90       112.50
      ================================                                               ======================




                  Net Debt Ratio - Net Debt: Net Debt + Equity

                      ------------------------------------

      Second       First        Second
     Quarter     Quarter       Quarter                                                   First Half
        2006        2007          2007  $ million                                        2007         2006
       ================================                                              ======================
      19,286      23,728        23,754  Gross debt                                     23,754       19,286
       4,852       1,956         2,643  Cash and cash equivalents                       2,643        4,852
       --------------------------------                                              ----------------------
      14,434      21,772        21,111  Net debt                                       21,111       14,434
       ================================                                              ======================
      82,356      85,749        89,423  Equity                                         89,423       82,356
          15%        20%           19%  Net debt ratio                                    19%           15%
       ================================                                              ======================






                           Exploration and Production

                             ----------------------

    Second       First      Second
   Quarter     Quarter     Quarter                                                        First Half
      2006        2007        2007  $ million                                             2007      2006
      =============================                                                      ================
     7,827       6,054       6,894  Profit before interest and tax(a)                   12,948    14,643
        (1)       (11)          (1) Inventory holding (gains) losses                       (12)        6
      -----------------------------                                                      ----------------
                                    Replacement cost profit before interest
     7,826       6,043       6,893    and tax                                           12,936    14,649
      =============================                                                      ================

                                    By region:
     1,834       1,062       1,113  UK                                                   2,175     2,999
       393         720         183  Rest of Europe                                         903       696
     2,254       1,652       2,038  US                                                   3,690     4,565
     3,345       2,609       3,559  Rest of World                                        6,168     6,389
      -----------------------------                                                      ----------------
     7,826       6,043       6,893                                                      12,936    14,649
      =============================                                                      ================

                                    Results include:
                                    Non-operating items
       386        145          187  UK                                                     332        (8)
        83        533           (2) Rest of Europe                                         531        83
         9         (8)         177  US                                                     169        11
         1         78           37  Rest of World                                          115         7
      -----------------------------                                                      ----------------
       479        748          399                                                       1,147        93
      =============================                                                      ================

                                    Exploration expense
         -          20           7  UK                                                      27         7
         -           -           -  Rest of Europe                                           -         -
        55          77          54  US                                                     131       121
        42          59          94  Rest of World                                          153       158
      -----------------------------                                                      ----------------
        97         156         155                                                         311       286
      =============================                                                      ================

                                    Production (net of royalties)(b)
                                    Liquids (mb/d) (net of royalties)(c)
       280         236         218  UK                                                     227       280
        64          59          43  Rest of Europe                                          52        65
       565         526         532  US                                                     529       566
     1,622       1,625       1,656  Rest of World                                        1,640     1,620
      -----------------------------                                                      ----------------
     2,531       2,446       2,449                                                       2,448     2,532
      =============================                                                      ================

                                    Natural gas (mmcf/d) (net of royalties)
       911         907         731  UK                                                     818     1,053
        83          41          22  Rest of Europe                                          32        88
     2,493       2,163       2,165  US                                                   2,164     2,489
     5,138       5,391       4,941  Rest of World                                        5,165     5,038
      -----------------------------                                                      ----------------
     8,624       8,502       7,859                                                       8,179     8,668
      =============================                                                      ================

                                    Total hydrocarbons (mboe/d)(d)
       437         393         344  UK                                                     368       462
        78          66          47  Rest of Europe                                          57        80
       995         899         905  US                                                     902       995
     2,508       2,554       2,508  Rest of World                                        2,530     2,489
      -----------------------------                                                      ----------------
     4,018       3,912       3,804                                                       3,857     4,026
      =============================                                                      ================

                                    Average realizations(e)
     62.86       53.43       62.58  Total liquids ($/bbl)                                57.96     59.36
      4.44        4.86        4.45  Natural gas ($/mcf)                                   4.66      4.99
     44.58       41.06       44.97  Total hydrocarbons ($/boe)                           42.97     44.39
      =============================                                                      ================



(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b) Includes BP's share of production of equity-accounted entities.

(c) Crude oil and natural gas liquids.

(d) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(e) Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(f) Because of rounding, some totals may not agree exactly with the sum of their component parts.




                           Exploration and Production

                             ----------------------


The replacement cost profit before interest and tax for the second quarter was $6,893 million, a decrease of 12% from the second quarter of 2006. This result was impacted by lower reported volumes and higher costs, reflecting the continued impact of sector-specific inflation, increased integrity spend and higher depreciation charges associated primarily with the change to SEC guidelines for reserves reporting as well as increased decommissioning provisions. Net non-operating gains for the second quarter were $399 million, mainly arising from net gains on the disposal of interests in the Permian, Entrada and Kaybob assets in North America and fair value gains on embedded derivatives relating to North Sea gas contracts, partially offset by an impairment charge related to the cancellation of the DF1 project in Scotland.

Reported production for the quarter was 3,804 mboe/d, down 5% compared with the second quarter of 2006. After adjusting for the effect of disposals and entitlement changes in our production sharing agreements, production for the quarter was down 1%. Full year production in 2007 is expected to be in the range of 3.8 to 3.9 mmboe/d, in line with the guidance provided earlier in the year.

The replacement cost profit before interest and tax of $12,936 million for the half year represented a decrease of 12% over the same period of the previous year. This result was impacted by lower oil and gas realizations as well as lower reported volumes and higher costs, reflecting sector-specific inflation, increased integrity spend and higher depreciation charges. The half-year result included net non-operating gains of $1,147 million.

Reported production for the half year was 3,857 mboe/d, 4% lower than in the first half of 2006. After adjusting for the effect of disposals and entitlement changes in our production-sharing agreements, production for the half year was broadly flat compared with the prior year.

During the quarter, we had first production from the Rosa project in Angola, where BP holds a 16.67% working interest. Also in Angola, we made our 14th discovery in Block 31 (Cordelia). Additionally, we announced the Isabela discovery in the deepwater Gulf of Mexico.

In May, we signed agreements with Occidental Petroleum Corporation to dispose of our 100% interest in the West Texas pipeline system and our interests in non-core Permian assets in the US. In exchange, BP acquired a 42% interest in the Badin field in Pakistan and a 331/3% interest in Horn Mountain in the deepwater Gulf of Mexico and received a cash payment. Separately, in April, we divested our interest in the Entrada field in the Gulf of Mexico and in June we divested some of our interests in the Kaybob field in Alberta, Canada.

During the quarter, we also announced a major exploration and production agreement with Libya's National Oil Company, a memorandum of understanding to establish a global strategic alliance with Gazprom and TNK-BP and the proposed divestment of TNK-BP's interests in the Kovytka gas project.



                             Refining and Marketing

                              -------------------

   Second      First       Second
  Quarter     Quarter     Quarter                                                         First Half
     2006        2007        2007  $ million                                              2007       2006
     =============================                                                       =================
    2,992       1,129       3,981  Profit before interest and tax(a)                     5,110      5,030
   (1,136)       (291)     (1,241) Inventory holding (gains) losses                     (1,532)    (1,562)
     -----------------------------                                                       -----------------
                                   Replacement cost profit (loss) before interest
    1,856         838       2,740    and tax                                             3,578      3,468
     =============================                                                       =================
                                   By region:
      171         (10)        963  UK                                                      953         23
      584         298         584  Rest of Europe                                          882      1,148
      749         122         964  US                                                    1,086      1,386
      352         428         229  Rest of World                                           657        911
     -----------------------------                                                       -----------------
    1,856         838       2,740                                                        3,578      3,468
     =============================                                                       =================
                                   Results include:
                                   Non-operating items
       (1)       (163)        844  UK                                                      681         19
      (29)        (12)        (44) Rest of Europe                                          (56)       200
     (446)        (58)        170  US                                                      112       (350)
       12           4        (203) Rest of World                                          (199)       231
     -----------------------------                                                       -----------------
     (464)       (229)        767                                                          538        100
     =============================                                                       =================
                                   Refinery throughputs (mb/d)
      162         148         123  UK                                                      136        137
      671         640         700  Rest of Europe                                          670        655
    1,200       1,152         996  US                                                    1,074      1,088
      256         292         309  Rest of World                                           300        276
     -----------------------------                                                       -----------------
    2,289       2,232       2,128  Total throughput                                      2,180      2,156
     =============================                                                       =================
     86.4        81.6        82.7  Refining availability (%)(b)                           82.2       83.1
     =============================                                                       =================

                                   Oil sales volumes (mb/d)
                                   Refined products
      354         335         343  UK                                                      339        350
    1,311       1,246       1,271  Rest of Europe                                        1,258      1,313
    1,631       1,564       1,579  US                                                    1,571      1,615
      579         624         615  Rest of World                                           620        573
     -----------------------------                                                       -----------------
    3,875       3,769       3,808  Total marketing sales                                 3,788       3,851
    1,682       2,026       1,867  Trading/supply sales                                  1,947       1,943
     -----------------------------                                                       -----------------
    5,557       5,795       5,675  Total refined product sales                           5,735       5,794
    1,996       2,017       2,161  Crude oil                                             2,089       2,283
     -----------------------------                                                       -----------------
    7,553       7,812       7,836  Total oil sales                                       7,824       8,077
     =============================                                                       =================

                                   Global Indicator Refining Margin ($/bbl)(c)
     5.78        4.16        7.12  NWE                                                    5.65       4.33
    17.74       10.14       24.46  USGC                                                  17.34      14.30
    14.75        7.62       26.05  Midwest                                               16.89       9.82
    21.27       22.21       22.71  USWC                                                  22.46      16.25
     6.83        4.84        6.01  Singapore                                              5.43       5.18
    12.59        9.45       16.66  BP Average                                            13.07       9.44
     =============================                                                       =================

                                   Chemicals production (kte)
      298         256         246  UK                                                      251        601
      741         748         655  Rest of Europe                                          701      1,583
      816       1,076       1,047  US                                                    1,062      1,605
    1,728       1,520       1,497  Rest of World                                         1,509      3,415
     -----------------------------                                                       -----------------
    3,583       3,600       3,445  Total production                                      3,523      7,204
     =============================                                                       =================



(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

(b) Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available. During 2006, there was planned maintenance of a substantial part of the Texas City refinery.

(c) The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.



                             Refining and Marketing

                              -------------------

The replacement cost profit before interest and tax for the second quarter and half year was $2,740 million and $3,578 million respectively. The results in the equivalent periods of 2006 were $1,856 million and $3,468 million respectively.

The results include net non-operating gains of $767 million in the second quarter and $538 million for the half year. The second quarter gain comprised of disposal gains of $1,025 million primarily related to the sale of the Coryton refinery, which completed on 31 May 2007, and the sale of the US West Texas pipeline system to Occidental Petroleum Corporation, partially offset by an impairment charge of $258 million.

Compared with 2006, both the second quarter and half-year results benefited from significantly stronger refining margins, particularly in the US; marketing margins were also stronger. However, these benefits were more than offset by the impact of operational issues and scheduled turnarounds at a number of our refineries in the US. Compared with 2006, the second quarter and first half results reflect higher integrity management and refinery turnaround costs as well as lower supply optimization benefits, partially offset by a positive impact from non-operating items.

Information on fair value accounting effects is set out on page 10.

Refining throughputs for the quarter and half year were 2,128 mb/d and 2,180 mb/ d respectively, compared with 2,289 mb/d and 2,156 mb/d for the same periods last year. The lower throughputs were mainly due to the outages in our Mid West US refineries and were only partially offset by the benefits of the ongoing recommissioning at the Texas City refinery.

Operational issues at the Whiting refinery in the US have limited the site's throughput and ability to make low- sulphur gasoline from sour crude oil. Repairs are ongoing and we expect to resume sour crude processing in the fourth quarter of 2007 and to restore the refinery to its full flexibility and crude capacity in the first half of 2008.

Marketing sales were 3,808 mb/d for the quarter and 3,788 mb/d for the half year, slightly lower than the comparative periods in the previous year, mainly due to divestments and lower European heating oil demand as a result of milder weather.

On 26 June 2007, BP, Associated British Foods and DuPont announced investment of $400 million in the construction of a world-scale bioethanol plant with expected annual production capacity of some 420 million litres from wheat feedstock, to be commissioned in late 2009. On 29 June 2007, BP announced a joint venture with D1 Oils plc, a UK-based global producer of biodiesel, for the development of jatropha as a new energy crop.




                           Gas, Power and Renewables

                            -----------------------

    Second      First       Second
   Quarter     Quarter     Quarter                                                         First Half
      2006        2007        2007  $ million                                             2007       2006
      =============================                                                       ================
       463         206         235  Profit before interest and tax(a)                      441        701
       (10)          -         (45) Inventory holding (gains) losses                       (45)        53
      -----------------------------                                                       ----------------
                                    Replacement cost profit before interest
       453         206         190    and tax                                              396        754
      =============================                                                       ================
                                    By region:
       188          48         (38) UK                                                      10        116
        (4)          7          (8) Rest of Europe                                          (1)        (3)
       250          26         102  US                                                     128        428
        19         125         134  Rest of World                                          259        213
      -----------------------------                                                       ----------------
       453         206         190                                                         396        754
      =============================                                                       ================
                                    Results include:
                                    Non-operating items
       107           7         (38) UK                                                     (31)        52
         -           -           -  Rest of Europe                                           -          -
        (1)          1           1  US                                                       2         (1)
         -           1           1  Rest of World                                            2          -
      -----------------------------                                                       ----------------
       106           9         (36)                                                        (27)        51
      =============================                                                       ================




(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.


The replacement cost profit before interest and tax for the second quarter and half year was $190 million and $396 million respectively, compared with $453 million and $754 million a year ago. Included in the result for the quarter was a net charge for non-operating items of $36 million primarily arising from fair value losses of $23 million on embedded derivatives related to long-term gas contracts and an impairment charge.

The second quarter result decreased by 58% over the second quarter of 2006 and the first half result was also lower. The results for both periods were impacted by weaker contributions from the gas trading and marketing business, higher expenditure in the Alternative Energy business and a negative impact in respect of non-operating items.

Information on fair value accounting effects is set out on page 10.

In May, BP and Rio Tinto announced the formation of a new jointly owned company, Hydrogen Energy, which will develop decarbonized energy projects around the world. The venture will initially focus on hydrogen-fuelled power generation, using fossil fuels and carbon capture and storage (CCS) technology to produce new large-scale supplies of clean electricity.



                         Other Businesses and Corporate

                           --------------------------

  Second    First     Second
 Quarter   Quarter   Quarter                                                            First Half
    2006      2007      2007  $ million                                                 2007       2006
    =========================                                                          =================
    (192)     (115)     (162) Profit (loss) before interest and tax(a)                  (277)      (407)
      (1)       (1)       (2) Inventory holding (gains) losses                            (3)        (3)
    -------------------------                                                          -----------------
                              Replacement cost profit (loss) before interest
    (193)     (116)     (164)   and tax                                                 (280)      (410)
    =========================                                                          =================

                              By region:
     (80)      (46)      (25) UK                                                         (71)      (221)
     (46)       21        (2) Rest of Europe                                               19       (49)
     (37)     (114)     (112) US                                                        (226)      (141)
     (30)       23       (25) Rest of World                                               (2)         1
    -------------------------                                                          -----------------
    (193)     (116)     (164)                                                           (280)      (410)
    =========================                                                          =================
                              Results include:
                              Non-operating items
       -         -         -  UK                                                           -          -
      (1)       28         -  Rest of Europe                                              28         (1)
      10         6         7  US                                                          13         19
      17         -         -  Rest of World                                                -         17
    -------------------------                                                          -----------------
      26        34         7                                                              41         35
    =========================                                                          =================



(a) Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.


Other businesses and corporate comprises Finance, the group's aluminium asset, interest income and costs relating to corporate activities. The second quarter's result includes a net gain of $7 million in respect of non-operating items.




                                Explanatory Note

                                 --------------


Information on fair value accounting effects

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

The Gas, Power and Renewables business enters into contracts for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with management's internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table below. Information for all quarters of 2005 and 2006 can be found at www.bp.com/FVAE.


  Second    First     Second
 Quarter   Quarter   Quarter                                                            First Half
    2006      2007      2007  $ million                                                 2007       2006
      =======================                                                            ===============
                              Refining and Marketing
                              Unrecognized gains (losses) brought forward from
     406       157       750    previous period                                          157        283
    (336)     (750)     (446) Unrecognized (gains) losses carried forward               (446)      (336)
      -----------------------                                                            ---------------
                              Favourable/(unfavourable) impact relative to
      70      (593)      304    management's measure of performance                     (289)       (53)
      =======================                                                            ===============

                              Gas, Power and Renewables
                              Unrecognized gains (losses) brought forward from
     226       155       124    previous period                                          155        123
    (376)     (124)     (198) Unrecognized (gains) losses carried forward               (198)      (376)
      -----------------------                                                            ---------------
                              Favourable/(unfavourable) impact relative to
    (150)       31       (74)   management's measure of performance                      (43)      (253)
      =======================                                                            ===============

     (80)     (562)      230                                                            (332)      (306)
      29       199       (80) Taxation(a)                                                119        108
      =======================                                                            ===============
     (51)     (363)      150                                                            (213)      (198)
      =======================                                                            ===============

                              By region
                              Refining and Marketing
       7      (181)       83  UK                                                         (98)        25
      41      (165)       48  Rest of Europe                                            (117)         6
      22      (219)      141  US                                                         (78)       (76)
       -       (28)       32  Rest of World                                                4         (8)
      -----------------------                                                            ---------------
      70      (593)      304                                                            (289)       (53)
      =======================                                                             ==============
                              Gas, Power and Renewables
       -        38        (4) UK                                                          34         36
       -         -         -  Rest of Europe                                               -          -
    (147)       (6)      (71) US                                                         (77)      (264)
      (3)       (1)        1  Rest of World                                                -        (25)
      -----------------------                                                            ---------------
    (150)       31       (74)                                                            (43)      (253)
      =======================                                                             ==============




(a) Tax is calculated using the quarter's effective tax rate on replacement cost profit from continuing operations.


Cautionary Statement: The foregoing discussion contains forward looking statements particularly those regarding capital expenditure, production and the timing and anticipated production capacity of projects. By their nature, forward looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and quotas; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2006 and our 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.



                       Summarized Group Income Statement

                         ------------------------------

  Second     First    Second
 Quarter   Quarter   Quarter                                                             First Half
    2006      2007      2007                                                             2007      2006
=========================                                                              =================
          $ million                                                                       $ million
  72,132    61,307    71,872  Sales and other operating revenues (Note 4)             133,179   135,420
                              Earnings from jointly controlled entities - after
     818       333       910    interest and tax                                        1,243     1,391
     114       163       173  Earnings from associates - after interest and tax           336       229
     106       233       128  Interest and other revenues                                 361       304
    -------------------------                                                          -----------------

  73,170    62,036    73,083  Total revenues                                          135,119   137,344
     541       680     1,309  Gain on sale of businesses and fixed assets               1,989     1,138
    -------------------------                                                          -----------------
  73,711    62,716    74,392  Total revenues and other income                         137,108   138,482

  50,427    42,660    49,983  Purchases                                                92,643    94,246
   5,876     5,752     6,276  Production and manufacturing expenses                    12,028    11,093
     855       747       827  Production and similar taxes (Note 5)                     1,574     1,787
   2,309     2,519     2,535  Depreciation, depletion and amortization                  5,054     4,493
                              Impairment and losses on sale of businesses and
      79       223       455    fixed assets                                              678       102
      97       156       155  Exploration expense                                         311       286
   3,516     3,457     3,565  Distribution and administration expenses                  7,022     6,612
    (261)     (155)     (283) Fair value (gain) loss on embedded derivatives             (438)      181
    -------------------------                                                          -----------------
                              Profit before interest and taxation from
  10,813     7,357    10,879    continuing operations                                  18,236    19,682
     153       264       251  Finance costs (Note 6)                                      515       344
     (46)      (93)      (96) Other finance income (Note 7)                              (189)      (94)
    -------------------------                                                          -----------------
  10,706     7,186    10,724  Profit before taxation from continuing operations        17,910    19,432
   3,441     2,440     3,283  Taxation                                                  5,723     6,370
    -------------------------                                                          -----------------
   7,265     4,746     7,441  Profit from continuing operations                        12,187    13,062
      78         -         -  Profit (loss) from Innovene operations (Note 3)               -       (25)
    -------------------------                                                          -----------------
   7,343     4,746     7,441  Profit for the period                                    12,187    13,037
    =========================                                                          =================
                              Attributable to:
   7,266     4,664     7,376  BP shareholders                                          12,040    12,889
      77        82        65  Minority interest                                           147       148
    -------------------------                                                          -----------------
   7,343     4,746     7,441                                                           12,187    13,037
    =========================                                                          =================
                              Earnings per share - cents
                              Profit for the period attributable to BP shareholders
   35.94     24.06     38.37  Basic                                                     62.43     63.34
   35.59     23.94     38.18  Diluted                                                   62.12     62.72
                              Profit from continuing operations attributable to
                                BP shareholders
   35.57     24.06     38.37  Basic                                                     62.43     63.47
   35.21     23.94     38.18  Diluted                                                   62.12     62.84





                         Summarized Group Balance Sheet

                          ----------------------------

                                                                                30 June      31 December
                                                                                   2007             2006
                                                                             ============================
                                                                                    $ million
Non-current assets
Property, plant and equipment                                                    95,193           90,999
Goodwill                                                                         11,055           10,780
Intangible assets                                                                 5,735            5,246
Investments in jointly controlled entities                                       15,088           15,074
Investments in associates                                                         5,849            5,975
Other investments                                                                 1,657            1,697
                                                                             ----------------------------
Fixed assets                                                                    134,577          129,771
Loans                                                                               864              817
Other receivables                                                                   926              862
Derivative financial instruments                                                  2,950            3,025
Prepayments and accrued income                                                    1,075            1,034
Defined benefit pension plan surplus                                              7,298            6,753
                                                                             ----------------------------
                                                                                147,690          142,262
                                                                             ----------------------------
Current assets
Loans                                                                               163              141
Inventories                                                                      20,645           18,915
Trade and other receivables                                                      39,847           38,692
Derivative financial instruments                                                  7,234           10,373
Prepayments and accrued income                                                    3,494            3,006
Current tax receivable                                                              178              544
Cash and cash equivalents                                                         2,643            2,590
                                                                             ----------------------------
                                                                                 74,204           74,261
Assets classified as held for sale                                                    -            1,078
                                                                             ----------------------------
                                                                                 74,204           75,339
                                                                             ----------------------------
Total assets                                                                    221,894          217,601
                                                                             ============================
Current liabilities
Trade and other payables                                                         42,634           42,236
Derivative financial instruments                                                  6,736            9,424
Accruals and deferred income                                                      5,803            6,147
Finance debt                                                                     11,566           12,924
Current tax payable                                                               4,637            2,635
Provisions                                                                        1,690            1,932
                                                                             ----------------------------
                                                                                 73,066           75,298
Liabilities directly associated with the assets classified as held for                -               54
sale
                                                                             ----------------------------
                                                                                 73,066           75,352
                                                                             ----------------------------
Non-current liabilities
Other payables                                                                    1,240            1,430
Derivative financial instruments                                                  3,888            4,203
Accruals and deferred income                                                      1,001              961
Finance debt                                                                     12,188           11,086
Deferred tax liabilities                                                         18,582           18,116
Provisions                                                                       13,070           11,712
Defined benefit pension plan and other
  post-retirement benefit plan deficits                                           9,436            9,276
                                                                             ----------------------------
                                                                                 59,405           56,784
                                                                             ----------------------------
Total liabilities                                                               132,471          132,136
                                                                             ----------------------------
Net assets                                                                       89,423           85,465
                                                                             ============================
Equity
BP shareholders' equity                                                          88,549           84,624
Minority interest                                                                   874              841
                                                                             ----------------------------
                                                                                 89,423           85,465
                                                                             ============================





                Group Statement of Recognized Income and Expense

                   ------------------------------------------

  Second     First    Second
 Quarter   Quarter   Quarter                                                             First Half
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
     309       174       621  Currency translation differences                            795       462
                              Exchange gain on translation of foreign operations
                                transferred to gain on sale of businesses and fixed
       -       (19)     (128)   assets                                                   (147)        -
     (44)     (109)        6  Available-for-sale investments marked to market            (103)      153
                              Available-for-sale investments - recycled to the
     (79)        -        -      income statement                                          -       (425)
     230        28        13  Cash flow hedges marked to market                            41       287
      19       (60)      (21) Cash flow hedges - recycled to the income statement         (81)       76
       -        (7)       -   Cash flow hedges - recycled to the balance sheet             (7)        -
     (15)      (77)      105  Taxation                                                     28        46
    -------------------------                                                          -----------------
     420       (70)      596  Net income (expense) recognized directly in equity          526       599
   7,343     4,746     7,441  Profit for the period                                    12,187    13,037
    -------------------------                                                          -----------------
   7,763     4,676     8,037  Total recognized income and expense for the period       12,713    13,636
    =========================                                                          =================
                              Attributable to:
   7,686     4,578     7,967    BP shareholders                                        12,545    13,488
      77        98        70    Minority interest                                         168       148
    -------------------------                                                          -----------------
   7,763     4,676     8,037                                                           12,713    13,636
    =========================                                                          =================





                      Movement in BP Shareholders' Equity

                        -------------------------------


                                                                                                   $ million
Movement in BP shareholders' equity
At 31 December 2006                                                                                   84,624
Profit for the period                                                                                 12,040
Distribution to shareholders                                                                          (3,984)
Currency translation differences (net of tax)                                                            574
Exchange gain on translation of foreign operations transferred to gain on sale (net of tax)             (147)
Share-based payments (net of tax)                                                                        616
Repurchase of ordinary share capital                                                                  (4,993)
Available-for-sale investments (net of tax)                                                             (136)
Cash flow hedges (net of tax)                                                                            (16)
Other                                                                                                    (29)

                                                                                                   ----------
At 30 June 2007                                                                                       88,549
                                                                                                   ==========





                      Summarized Group Cash Flow Statement

                       ---------------------------------

  Second     First    Second
 Quarter   Quarter   Quarter                                                             First Half
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              Operating activities
  10,706     7,186    10,724  Profit before taxation from continuing operations        17,910    19,432
                              Adjustments to reconcile profits before tax to net
                                cash provided by operating activities
      13        55        60  Exploration expenditure written off                         115       127
   2,309     2,519     2,535  Depreciation, depletion and amortization                  5,054     4,493
                              Impairment and (gain) loss on sale of businesses
    (462)     (457)     (854)   and fixed assets                                       (1,311)   (1,036)
    (932)     (496)   (1,083) Earnings from jointly controlled entities and            (1,579)   (1,620)
                              associates
                              Dividends received from jointly controlled entities
     268       229       813    and associates                                          1,042     1,279
  (2,753)   (1,058)   (6,109) Working capital and other movements                      (7,167)   (4,603)
    -------------------------                                                          -----------------
   9,149     7,978     6,086  Net cash provided by operating activities(a)             14,064    18,072
    -------------------------                                                          -----------------
                              Investing activities
  (3,412)   (3,645)   (4,334) Capital expenditure                                      (7,979)   (6,707)
       -    (1,087)     (111) Acquisitions, net of cash acquired                       (1,198)        -
     (26)       (9)      (12) Investment in jointly controlled entities                   (21)      (26)
    (151)      (44)      (65) Investment in associates                                   (109)     (308)
   1,899       310       836  Proceeds from disposal of fixed assets                    1,146     2,383
                              Proceeds from disposal of businesses, net of cash
      90       608     1,905    disposed                                                2,513       256
      58        45        33  Proceeds from loan repayments                                78       130
       -         -       374  Other                                                       374         -
    -------------------------                                                          -----------------
  (1,542)   (3,822)   (1,374) Net cash used in investing activities                    (5,196)   (4,272)
    -------------------------                                                          -----------------
                              Financing activities
  (4,411)   (2,402)   (1,918) Net repurchase of shares                                 (4,320)   (8,272)
     514     1,358     1,513  Proceeds from long-term financing                         2,871       910
    (720)   (1,134)      (93) Repayments of long-term financing                        (1,227)     (785)
     941      (558)   (1,499) Net increase (decrease) in short-term debt               (2,057)      231
  (1,894)   (2,001)   (1,983) Dividends paid -   BP shareholders                       (3,984)   (3,816)
     (88)      (64)      (71)                             -   Minority interest          (135)     (154)
    -------------------------                                                          -----------------
  (5,658)   (4,801)   (4,051) Net cash used in financing activities                    (8,852)  (11,886)
    -------------------------                                                          -----------------
                              Currency translation differences relating to cash
     (36)       11        26    and cash equivalents                                       37       (22)
    -------------------------                                                          -----------------
   1,913      (634)      687  Increase (decrease) in cash and cash equivalents             53     1,892
   2,939     2,590     1,956  Cash and cash equivalents at beginning of period          2,590     2,960
    -------------------------                                                          -----------------
   4,852     1,956     2,643  Cash and cash equivalents at end of period                2,643     4,852
    =========================                                                          =================




(a) Operating cash flow is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Operating cash flow also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and products prices.




                      Summarized Group Cash Flow Statement

                       ---------------------------------

  Second     First    Second
 Quarter   Quarter   Quarter                                                             First Half
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              Working capital and other movements
    (122)      (95)      (93) Interest receivable                                        (188)     (252)
     145        85       103  Interest received                                           188       291
     153       264       251  Finance costs                                               515       344
    (351)     (333)     (335) Interest paid                                              (668)     (661)
     (46)      (93)      (96) Other finance income                                       (189)      (94)
     122        75       107  Share-based payments                                        182       205
                              Net operating charge for pensions and other
     (47)      (87)      (31)   post-retirement benefits, less contributions             (118)      (97)
     216      (157)     (257) Net charge for provisions, less payments                   (414)        9
  (2,351)     (648)     (683) (Increase) decrease in inventories                       (1,331)   (1,343)
                              (Increase) decrease in other current and non-current
   2,008     3,139      (621)   assets                                                  2,518     2,343
                              Increase (decrease) in other current and non-current
     135    (2,000)   (2,429)   liabilities                                            (4,429)       28
  (2,615)   (1,208)   (2,025) Income taxes paid                                        (3,233)   (5,376)
    -------------------------                                                          -----------------
  (2,753)   (1,058)   (6,109)                                                          (7,167)   (4,603)
    =========================                                                          =================




                      Capital Expenditure and Acquisitions

                         -----------------------------

  Second     First    Second
 Quarter   Quarter   Quarter                                                             First Half
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
     244       221       195  UK                                                          416       426
      74        87       108  Rest of Europe                                              195       143
   1,190     1,050     1,453  US                                                        2,503     2,211
   1,476     1,638     1,874  Rest of World                                             3,512     2,904
    -------------------------                                                          -----------------
   2,984     2,996     3,630                                                            6,626     5,684
    -------------------------                                                          -----------------
                              Refining and Marketing
      83        73        94  UK                                                          167       144
     101     1,210       266  Rest of Europe(a)                                         1,476       166
     252       269       380  US                                                          649       510
     109        80       118  Rest of World                                               198       216
    -------------------------                                                          -----------------
     545     1,632       858                                                            2,490     1,036
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
       6         7        12  UK                                                           19         7
       7         7         3  Rest of Europe(a)                                            10        12
      32        36       106  US                                                          142        52
      19        13        20  Rest of World                                                33        33
    -------------------------                                                          -----------------
      64        63       141                                                              204       104
    -------------------------                                                          -----------------
                              Other businesses and corporate
      39        35        21  UK                                                           56        58
       -         2        -   Rest of Europe                                                2         -
      80        32        46  US                                                           78        88
       -         -        -   Rest of World                                                -          -
    -------------------------                                                          -----------------
     119        69        67                                                              136       146
    -------------------------                                                          -----------------
   3,712     4,760     4,696                                                            9,456     6,970
    =========================                                                          =================
                              By geographical area
     372       336       322  UK                                                          658       635
     182     1,306       377  Rest of Europe                                            1,683       321
   1,554     1,387     1,985  US                                                        3,372     2,861
   1,604     1,731     2,012  Rest of World                                             3,743     3,153
    -------------------------                                                          -----------------
   3,712     4,760     4,696                                                            9,456     6,970
    =========================                                                          =================
                              Included above:
       -     1,113       332      Acquisitions and asset exchanges(a)                   1,445        10
    =========================                                                          =================




(a) First half 2007 includes $1,132 million for the acquisition of Chevron's Netherlands manufacturing company.



                              Exchange rates
    1.83      1.95      1.99  US dollar/sterling average rate for the period             1.97      1.79
    1.81      1.96      2.00  US dollar/sterling period-end rate                         2.00      1.81
    1.26      1.31      1.35  US dollar/euro average rate for the period                 1.33      1.23
    1.25      1.33      1.35  US dollar/euro period-end rate                             1.35      1.25
    -------------------------                                                          -----------------





                   Analysis of Profit Before Interest and Tax

                       ---------------------------------

  Second     First    Second
 Quarter   Quarter   Quarter                                                             First Half
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
   1,834     1,062     1,113  UK                                                        2,175     2,999
     393       720       183  Rest of Europe                                              903       696
   2,255     1,663     2,037  US                                                        3,700     4,559
   3,345     2,609     3,561  Rest of World                                             6,170     6,389
    -------------------------                                                          -----------------
   7,827     6,054     6,894                                                           12,948    14,643
    -------------------------                                                          -----------------
                              Refining and Marketing
     166       (64)    1,028  UK                                                          964        11
     785       481     1,029  Rest of Europe                                            1,510     1,471
   1,526       289     1,631  US                                                        1,920     2,354
     515       423       293  Rest of World                                               716     1,194
    -------------------------                                                          -----------------
   2,992     1,129     3,981                                                            5,110     5,030
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
     188        48       (38) UK                                                           10       116
      (2)        7        (7) Rest of Europe                                               -          5
     257        24       124  US                                                          148       425
      20       127       156  Rest of World                                               283       155
    -------------------------                                                          -----------------
     463       206       235                                                              441       701
    -------------------------                                                          -----------------
                              Other businesses and corporate
     (80)      (46)      (25) UK                                                          (71)     (221)
     (45)       21        (1) Rest of Europe                                               20       (46)
     (37)     (113)     (111) US                                                         (224)     (141)
     (30)       23       (25) Rest of World                                                (2)        1
    -------------------------                                                          -----------------
    (192)     (115)     (162)                                                            (277)     (407)
    -------------------------                                                          -----------------
  11,090     7,274    10,948                                                           18,222    19,967
    (277)       83       (69) Consolidation adjustment                                     14      (285)
    -------------------------                                                          -----------------
  10,813     7,357     10,879 Total for continuing operations                          18,236    19,682
    -------------------------                                                          -----------------
                              Innovene operations
     (90)        -         -  UK                                                            -      (145)
     (40)        -         -  Rest of Europe                                                -       (61)
      (6)        -         -  US                                                            -         1
      48         -         -  Rest of World                                                 -        21
    -------------------------                                                          -----------------
     (88)        -         -  Total for Innovene operations                                 -      (184)
    -------------------------                                                          -----------------
  10,725     7,357    10,879  Total for period                                         18,236    19,498
    =========================                                                          =================
                              By geographical area
   2,148       998     2,080  UK                                                        3,078     2,920
   1,059     1,245     1,213  Rest of Europe                                            2,458     2,054
   3,717     1,932     3,622  US                                                        5,554     6,962
   3,889     3,182     3,964  Rest of World                                             7,146     7,746
    -------------------------                                                          -----------------
  10,813     7,357    10,879  Total for continuing operations                          18,236    19,682
    =========================                                                          =================





          Analysis of Replacement Cost Profit Before Interest and Tax

                ------------------------------------------------

  Second     First    Second
 Quarter   Quarter   Quarter                                                             First Half
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
   1,834     1,062     1,113  UK                                                        2,175     2,999
     393       720       183  Rest of Europe                                              903       696
   2,254     1,652     2,038  US                                                        3,690     4,565
   3,345     2,609     3,559  Rest of World                                             6,168     6,389
    -------------------------                                                          -----------------
   7,826     6,043     6,893                                                           12,936    14,649
    -------------------------                                                          -----------------
                              Refining and Marketing
     171       (10)      963  UK                                                          953        23
     584       298       584  Rest of Europe                                              882     1,148
     749       122       964  US                                                        1,086     1,386
     352       428       229  Rest of World                                               657       911
    -------------------------                                                          -----------------
   1,856       838     2,740                                                            3,578     3,468
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
     188        48       (38) UK                                                           10       116
      (4)        7        (8) Rest of Europe                                               (1)       (3)
     250        26       102  US                                                          128       428
      19       125       134  Rest of World                                               259       213
    -------------------------                                                          -----------------
     453       206       190                                                              396       754
    -------------------------                                                          -----------------
                              Other businesses and corporate
     (80)      (46)      (25) UK                                                          (71)     (221)
     (46)       21        (2) Rest of Europe                                               19       (49)
     (37)     (114)     (112) US                                                         (226)     (141)
     (30)       23       (25) Rest of World                                                (2)        1
    -------------------------                                                          -----------------
    (193)     (116)     (164)                                                            (280)     (410)
    -------------------------                                                          -----------------
   9,942     6,971     9,659                                                           16,630    18,461
    (277)       83       (69) Consolidation adjustment                                     14      (285)
    -------------------------                                                          -----------------
   9,665     7,054     9,590  Total for continuing operations                          16,644    18,176
    -------------------------                                                          -----------------
                              Innovene operations
     (90)        -         -  UK                                                            -      (145)
     (40)        -         -  Rest of Europe                                                -       (61)
      (6)        -         -  US                                                            -         1
      48         -         -  Rest of World                                                 -        21
    -------------------------                                                          -----------------
     (88)        -         -  Total for Innovene operations                                 -      (184)
    -------------------------                                                          -----------------
   9,577     7,054     9,590  Total for period                                         16,644    17,992
    =========================                                                          =================
                              By geographical area
   2,153     1,052     2,015  UK                                                        3,067     2,932
     855     1,061       766  Rest of Europe                                            1,827     1,720
   2,932     1,756     2,933  US                                                        4,689     6,003
   3,725     3,185     3,876  Rest of World                                             7,061     7,521
    -------------------------                                                          -----------------
   9,665     7,054     9,590  Total for continuing operations                          16,644    18,176
    =========================                                                          =================






                        Analysis of Non-operating Items

                           --------------------------

  Second     First    Second
 Quarter   Quarter   Quarter                                                             First Half
    2006      2007      2007                                                             2007      2006
    =========================                                                          =================
          $ million                                                                       $ million
                              By business

                              Exploration and Production
                              Impairment and gain (loss) on sale of businesses and
     330       603       100    fixed assets                                              703       339
       -         -         -  Environmental and other provisions                            -         -
       -         -         -  Restructuring, integration and rationalization costs          -         -
     149       145       299  Fair value gain (loss) on embedded derivatives              444      (246)
       -         -        -   Other                                                         -         -
    -------------------------                                                          -----------------
     479       748       399                                                            1,147        93
    -------------------------                                                          -----------------
                              Refining and Marketing
                              Impairment and gain (loss) on sale of businesses and
     112      (179)      767    fixed assets                                              588       676
       -         -         -  Environmental and other provisions                            -         -
       -         -         -  Restructuring, integration and rationalization costs          -         -
       -         -         -  Fair value gain (loss) on embedded derivatives                -         -
    (576)      (50)        -  Other                                                       (50)     (576)
    -------------------------                                                          -----------------
    (464)     (229)      767                                                              538       100
    -------------------------                                                          -----------------
                              Gas, Power and Renewables
                              Impairment and gain (loss) on sale of businesses and
      (1)        2       (13)   fixed assets                                              (11)       (1)
       -         -         -  Environmental and other provisions                            -         -
       -         -         -  Restructuring, integration and rationalization costs          -         -
     107         7       (23) Fair value gain (loss) on embedded derivatives              (16)       52
       -         -         -  Other                                                         -         -
    -------------------------                                                          -----------------
     106         9       (36)                                                             (27)       51
    -------------------------                                                          -----------------
                              Other businesses and corporate
                              Impairment and gain (loss) on sale of businesses and
      21        31         -    fixed assets                                               31        22
       -         -         -  Environmental and other provisions                            -         -
       -         -         -  Restructuring, integration and rationalization costs          -         -
       5         3         7  Fair value gain (loss) on embedded derivatives               10        13
       -         -         -  Other                                                         -         -
    -------------------------                                                          -----------------
      26        34         7                                                               41        35
    -------------------------                                                          -----------------

     147       562     1,137  Total before taxation for continuing operations           1,699       279
     (53)     (199)     (396) Taxation credit (charge)(a)                                (595)      (99)
    -------------------------                                                          -----------------
      94       363       741  Total after taxation for continuing operations            1,104       180
    -------------------------                                                          -----------------
                              Innovene operations
     (88)        -         -  Total before taxation for Innovene operations(b)              -      (184)
       -         -         -  Taxation credit (charge)                                      -        (7)
    -------------------------                                                          -----------------
     (88)        -         -  Total after taxation for Innovene operations                  -      (191)
    -------------------------                                                          -----------------
       6       363       741  Total after taxation for period                           1,104       (11)
    =========================                                                          =================



(a) Tax on non-operating items is calculated using the quarter's effective tax rate on replacement cost profit from continuing operations.

(b) Includes the loss on remeasurement to fair value of $88 million in the second quarter of 2006 and $184 million in the first half of 2006.





                         Realizations and Marker Prices

                           -------------------------

  Second     First    Second
 Quarter   Quarter   Quarter                                                            First Half
    2006      2007      2007                                                           2007       2006
    =========================                                                          ================

                              Average realizations(a)
                              Liquids ($/bbl)(b)
   66.61     55.42     63.82  UK                                                      59.47      63.32
   60.21     51.62     59.42  US                                                      55.57      57.03
   63.00     54.09     64.76  Rest of World                                           59.36      58.95
   62.86     53.43     62.58  BP Average                                              57.96      59.36
    =========================                                                          ================
                              Natural gas ($/mcf)
    5.67      7.28      4.84  UK                                                       6.19       6.92
    5.44      5.76      5.94  US                                                       5.85       6.17
    3.54      3.90      3.56  Rest of World                                            3.74       3.73
    4.44      4.86      4.45  BP Average                                               4.66       4.99
    =========================                                                          ================

                              Average oil marker prices ($/bbl)
   69.59     57.76     68.76  Brent                                                   63.22      65.71
   70.46     58.05     64.89  West Texas Intermediate                                 61.53      66.89
   68.84     55.78     65.77  Alaska North Slope US West Coast                        60.86      64.89
   63.74     53.22     62.16  Mars                                                    57.76      59.69
   64.73     54.36     65.03  Urals (NWE- cif)                                        59.65      61.42
   36.18     27.33     39.56  Russian domestic oil                                    33.48      35.73
    =========================                                                          ================
                              Average natural gas marker prices
    6.80      6.77      7.55  Henry Hub gas price ($/mmbtu)(c)                         7.16       7.90
   34.55     22.33     20.24  UK Gas - National Balancing Point (p/therm)             21.31      52.70
    =========================                                                          ================



(a)Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(b)Crude oil and natural gas liquids.

(c)Henry Hub First of the Month Index.




                                     Notes

                                     -----


1.   Basis of preparation

     BP prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts 2007, which do not differ significantly from those used for the Annual Report and Accounts 2006.


2.   Changes to comparatives

     In 2005 the basis of accounting for over-the-counter forward sale and purchase contracts for oil, natural gas, NGLs and power was changed. Certain transactions are now reported on a net basis in sales and other operating revenues, whereas previously they had been reported gross in sales and purchases. This change, while reducing sales and other operating revenues and purchases, had no impact on reported profit, profit per ordinary share, cash flow or the balance sheet.


During 2006, as part of a continuous process to review how individual contracts are accounted for, certain other minor adjustments were identified that should have been reflected in the restatement from gross to net presentation. Though these adjustments are not significant to the group income statement, the amendment has been made to bring the comparatives onto a consistent basis. The comparative figures have been amended to reflect these items as set out below.



                                                                    Amended              Reported
                                                                 ----------------------------------
                                                                Second      First     Second      First
                                                               Quarter       Half    Quarter       Half
                                                                  2006       2006       2006       2006
                                                                     -----------------------------------
                                                                              $ million
Sales and other operating revenues
Exploration and Production                                      13,495     27,413     13,495     27,413
Refining and Marketing                                          63,373    117,910     64,025    119,905
Gas, Power and Renewables                                        6,091     12,644      5,735     12,714
Other businesses and corporate                                     252        458        252        458
                                                                     -----------------------------------
Sales by continuing operations                                  83,211    158,425     83,507    160,490
Less: sales between businesses                                  11,079     23,005     11,079     23,005
                                                                     -----------------------------------
Third party sales of continuing operations                      72,132    135,420     72,428    137,485
                                                                     ===================================
Purchases                                                       50,427     94,246     50,723     96,311
                                                                   ===================================



3.   Sale of Olefins and Derivatives business


     The sale of Innovene, BP's olefins, derivatives and refining group, to INEOS, was completed on 16 December 2005. The second quarter and first half of 2006 include a loss on remeasurement to fair value of $88 million and $184 million respectively.


    Second      First      Second
   Quarter    Quarter     Quarter                                                        First Half
      2006       2007        2007                                                       2007       2006
        ==========================                                                     =================
            $ million                                                                    $ million
       (88)         -           -  Loss recognized on the remeasurement to                 -       (184)
                                     fair value
                                   Taxation
       166          -           -  Related to profit before tax                            -        166
         -          -           -  Related to remeasurement to fair value                  -         (7)
        --------------------------                                                     -----------------
        78          -           -  Profit/(loss) from Innovene operations                  -        (25)
        ==========================                                                     =================
                                   Earnings (loss) per share from Innovene
                                     operations - cents
      0.37          -           -  Basic                                                   -      (0.13)
      0.38          -           -  Diluted                                                 -      (0.12)
        ==========================                                                     =================





                                     Notes

                                     -----


4.             Sales and other operating revenues

  Second      First     Second
  Quarter    Quarter    Quarter                                                           First Half
     2006       2007       2007                                                           2007      2006
       =========================                                                        =================
           $ million                                                                       $ million
                                 By business
   13,495     12,219     12,747  Exploration and Production                             24,966    27,413
   63,373     53,119     63,960  Refining and Marketing                                117,079   117,910
    6,091      5,613      5,403  Gas, Power and Renewables                              11,016    12,644
      252        206        178  Other businesses and corporate                            384       458
       -------------------------                                                        -----------------
   83,211     71,157     82,288                                                        153,445   158,425
   11,079      9,850     10,416  Less: sales between businesses                         20,266    23,005
       -------------------------                                                        -----------------
   72,132     61,307     71,872  Total third party sales                               133,179   135,420
       =========================                                                        =================

                                 By geographical area
   26,300     24,055     27,713  UK                                                     51,768    54,033
   19,406     16,588     19,064  Rest of Europe                                         35,652    37,780
   27,054     23,034     26,825  US                                                     49,859    49,120
   19,067     16,844     18,273  Rest of World                                          35,117    37,442
       -------------------------                                                        -----------------
   91,827     80,521     91,875                                                        172,396   178,375
   19,695     19,214     20,003  Less:     sales between areas                          39,217    42,955
       -------------------------                                                        -----------------
   72,132     61,307     71,872  Total third party sales                               133,179   135,420
       =========================                                                        =================





5.             Profit before interest and taxation is after charging:

   Second      First     Second
  Quarter    Quarter    Quarter                                                           First Half
     2006       2007       2007                                                           2007      2005
       =========================                                                        =================
           $ million                                                                       $ million
                                 Production and similar taxes
       72         67          -  UK                                                         67       307
      783        680        827  Overseas                                                1,507     1,480
       -------------------------                                                        -----------------
      855        747        827                                                          1,574     1,787
       =========================                                                        =================





6.             Finance costs

   Second      First     Second
  Quarter    Quarter    Quarter                                                           First Half
     2006       2007       2007                                                           2007      2006
       =========================                                                        =================
           $ million                                                                       $ million
      285        347        345  Interest payable                                          692       578
     (132)       (83)       (94) Capitalized                                              (177)     (234)
       -------------------------                                                        -----------------
      153        264        251                                                            515       344
       =========================                                                        =================





                                     Notes

                                     -----


7.             Other finance income

   Second      First     Second
  Quarter    Quarter    Quarter                                                           First Half
     2006       2007       2007                                                           2007      2006
       =========================                                                        =================
           $ million                                                                       $ million
                                 Interest on pension and other post-retirement
      484        538        546    benefit plan liabilities                              1,084       955
                                 Expected return on pension and other
     (599)      (698)      (708)   post-retirement benefit plan assets                  (1,406)   (1,181)
       -------------------------                                                        -----------------
     (115)      (160)      (162) Interest net of expected return on plan assets           (322)     (226)
       61         67         66  Unwinding of discount on provisions                       133       115
                                 Unwinding of discount on deferred consideration
        8          -          -    for acquisition of investment in TNK-BP                   -        17
       -------------------------                                                        -----------------
      (46)       (93)       (96)                                                          (189)      (94)
       =========================                                                        =================





8.             Analysis of changes in net debt


   Second      First     Second
  Quarter    Quarter    Quarter                                                           First Half
     2006       2007       2007                                                           2007      2006
       =========================                                                        =================
           $ million                                                                       $ million
                                 Opening balance
   18,679     24,010     23,728  Finance debt                                           24,010    19,162
    2,939      2,590      1,956  Less:    Cash and cash equivalents                      2,590     2,960
       -------------------------                                                        -----------------
   15,740     21,420     21,772  Opening net debt                                       21,420    16,202
       -------------------------                                                        -----------------
                                 Closing balance
   19,286     23,728     23,754  Finance debt                                           23,754    19,286
    4,852      1,956      2,643  Less:    Cash and cash equivalents                      2,643     4,852
       -------------------------                                                        -----------------
   14,434     21,772     21,111  Closing net debt                                       21,111    14,434
       -------------------------                                                        -----------------
    1,306       (352)       661  Decrease (increase) in net debt                           309     1,768
       =========================                                                        =================
                                 Movement in cash and cash equivalents
    1,949       (645)       661    (excluding exchange adjustments)                         16     1,914
                                 Net cash outflow (inflow) from financing
     (734)       334         79    (excluding share capital)                               413      (355)
       60        (30)       (51) Fair value hedge adjustment                               (81)      142
       26        (11)       (13) Other movements                                           (24)       58
       -------------------------                                                        -----------------
    1,301       (352)       676  Movement in net debt before exchange effects              324     1,759
        5          -        (15) Exchange adjustments                                      (15)        9
       -------------------------                                                        -----------------
    1,306       (352)       661  Decrease (increase) in net debt                           309     1,768
       =========================                                                        =================






                                     Notes

                                     -----


9.             TNK-BP Operational and Financial Information

    Second     First     Second
  Quarter    Quarter    Quarter                                                      First Half
     2006       2007       2007                                                    2007            2006
       =========================                                                  ======================
                                 Production (Net of royalties) (BP share)
      907        832        837  Crude oil (mb/d)                                   835             901
      538        566        441  Natural gas (mmcf/d)                               503             552
      999        930        913  Total hydrocarbons (mboe/d)(a)                     922             997
       =========================                                                  ======================

           $ million                                                                  $ million

                                 Income statement (BP share)
    1,084        356      1,016  Profit before interest and tax                   1,372           1,936
      (45)       (61)       (64) Interest expense ...                              (125)            (88)
     (348)      (103)      (188) Taxation                                          (291)           (698)
      (46)       (30)       (78) Minority interest                                 (108)            (87)
       -------------------------                                                  ----------------------
      645        162        686  Net Income                                         848           1,063
       =========================                                                  ======================
                                 ... Excludes unwinding of discount on
        8          -          -    consideration                                      -              17
       =========================                                                  ======================
                                 Cash Flow
        -          -        500  Dividends received(b)                              500             771
       =========================                                                  ======================





Balance Sheet                                                                  30 June    31 December
                                                                                  2007           2006
                                                                                ======================
Investments in jointly controlled entities                                       8,193          8,353
                                                                                ======================



  (a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

  (b) First half 2006 includes $771 million declared in fourth quarter 2005.



10.   Third quarter results

      BP's third quarter results will be announced on 23 October 2007.



11.   Statutory accounts

      The financial information shown in this publication is unaudited and does not constitute statutory financial statements. The 2006 BP Annual Report and Accounts have been filed with the Registrar of Companies; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.



                                    Contacts

                                    --------


                                      London                                   United States
Press Office                          Roddy Kennedy                            Ronnie Chappell
                                      +44 (0)20 7496 4624                      +1 281 366 5174
Investor Relations                    Fergus MacLeod                           Rachael MacLean
                                      +44 (0)20 7496 4717                      +1 212 451 8072





http://www.bp.com/investors






                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 24 July, 2007                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary